Exhibit 99.1

CORUS ENTERTAINMENT TO FILE FOR NORMAL COURSE ISSUER BID

TORONTO, May 25, 2011 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced today its plan to file a notice of intention to make a Normal Course Issuer Bid ("NCIB") for its Class B Non-Voting Participating Shares through the facilities of the Toronto Stock Exchange ("TSX").  The NCIB is conditional on TSX approval.  The bid will be restricted to a maximum of three million, nine hundred thousand (3,900,000) Class B Non-Voting Participating Shares. This represents no more than 5% of the Company's 78,870,884 Issued and Outstanding Class B Non-Voting Participating Shares as at April 29, 2011.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B). Experience Corus on the web at www.corusent.com.

%CIK: 0001100868

For further information:
John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie, FCA Executive Vice President and Chief Financial Officer Corus Entertainment Inc. 416.479.6080
Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 17:00e 25-MAY-11